

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

March 19, 2009

Via U.S. Mail

Mr. Samuel Masucci, III
President
MacroShares Housing Depositor, LLC
73 Green Tree Drive #9
Dover, DE 19904

> **Re: MacroShares Housing Depositor, LLC
> Amendment No. 3 to Registration Statements on Form S-1
> Filed February 17, 2009
> File No. 333-151522
> File No. 333-151523**

Dear Mr. Masucci:

     We have reviewed your responses to the comments for the above-referenced filing and have the following additional comments to our letter dated March 10, 2009. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement Cover

1. The cover page should clearly state the auction is being done on a best efforts minimum-maximum basis whereby MacroShares will sell between X and Y shares. The cover should also identify the price range.

Prospectus

Risk Factors, page 25

2. The risk factor titled "There is currently no market for the Up MacroShares and no market may develop" on page 26 should be revised to discuss the limited market that may develop if only the minimum number of shares are sold. Alternatively, the company could include a separate risk factor addressing any market based risks that may arise if it sells only the minimum number of shares.

Plan of Distribution, page 93

3. The Plan of Distribution should be revised to clarify the minimum-maximum nature of the offering.

4. In the first paragraph on page 94 you state that institutional investors may request authorization to bid directly in the auction, in which case the institutional investor will receive access to certain auction pricing and volume information. What is the basis for providing access to this information for institutions only? It appears as though you would provide access to material information only to one set of bidders.

5. Since MacroShares will not receive payment until after the auction closes, it may run the risk that some purchasers who are allocated shares do not pay. The registration statement should clarify whether MacroShares will place purchaser funds in an escrow or similar account until the full minimum proceeds are received. The concern is what will happen if MacroShares receives bids and sends out notices of acceptances based on the minimum offering size, but some purchasers do not fund their allocation - resulting in less than the minimum offering amount being raised. How would the funds MacroShares received be held and returned?

6. The last sentence under "Prior to Effectiveness of the Registration Statement" on page 96 states that bids can be modified or withdrawn at any time prior to "the closing of the OpenCross auction and the sending of notices of acceptance." There may time a time lag between closing of the auction and sending of notices of acceptance. Please revise to address this and specify that bids may be modified or withdrawn at any time prior to acceptance.

7. The Plan of Distribution should be revised to clarify how the company will communicate pre-effective changes in the price range or number of shares being offered. In this situation, it should undertake to: (1) provide notice at the offering's URL of the revised price range or number of shares to be sold, as the

case may be, and (2) send an electronic notice to everyone who submitted a bid (that has not been withdrawn) notifying them of the revised price range or number of shares to be sold, as the case may be.

8. The Plan of Distribution should be revised to clarify the communications leading up to the final notice of acceptance. For example, clarify that you will provide bidders with:

> - notice of substantive changes to the prospectus not requiring reconfirmation,
> - notice of an acceleration request,
> - notice of effectiveness, and
> - final notice of the opportunity to withdraw at least one hour prior to acceptance of conditional offers.

9. In the third paragraph on page 98 you state that "depending on a variety of factors" the public offering price may be set lower than the clearing price. Identify the types of factors that may result in a lower clearing price.

10. In the fourth paragraph on page 98 you state that if sufficient bids are not received, Macro Financial, LLC may elect to seed the Paired Trusts to effect the minimum creation of Paired Shares that is required by NYSE Arca. Revise to more clearly state if Macro Financial will buy enough to meet the minimum offering amount. If so, also revise to clarify when Macro Financial will be able to resell any such shares it may buy in accordance with Regulation M.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any questions.

Regards,

Max A. Webb
Assistant Director

cc: via facsimile (212) 735-2000
        Richard F. Kadlick, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP